Ballard Power Systems

News Release

American Fuel Cell Bus Program Delivers “Buy America”-Compliant Fuel Cell Bus to SunLine Transit Agency

For Immediate Release – November 14, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) today announced that it has, together with consortium partners BAE Systems and ElDorado National (California) Inc., successfully deployed a “Buy America”-compliant, zero-emission fuel cell bus for SunLine Transit Agency in Palm Springs, CA. The “Buy America” regulation requires the manufacturing of the bus and key components in the United States, in alignment with objectives set out by the Federal Government.

This bus was developed under the Federal Transit Administration’s (FTA) National Fuel Cell Bus Program, which facilitates the development of commercially viable fuel cell bus technologies and related infrastructure for deployment in revenue service. The FTA has played a key role in accelerating fuel cell bus deployments and providing greater public exposure to the safe operation of zero emission vehicles, which is leading to a broader acceptance of this technology. FTA Deputy Administrator Therese McMillan spoke at today’s unveiling event in Palm Springs.

CALSTART, the nation’s leading nonprofit consortium of clean transportation technology companies, administered the FTA project. Cost share funds were also provided by BAE Systems, the California Air Resources Board, the South Coast Air Quality Management District (SCAQMD), ElDorado National and SunLine Transit Agency.

The bus that has been delivered to SunLine uses a Ballard FC-velocity®-HD6 fuel cell module built in Lowell, Massachusetts to provide primary power in combination with BAE Systems propulsion and power management systems to propel the Eldorado 40-foot transit bus. SunLine Transit Agency will operate the bus, providing public transit and community services to California’s Coachella Valley. Over the years, SunLine has pursued an aggressive strategy for implementing clean technologies into their fleet evidenced by what is now the seventh generation of hydrogen bus deployed by SunLine.

“The National Fuel Cell Bus Program was the basis for our decision to expand fuel cell operations at our Lowell, Massachusetts facility,” stated William Foulds, President, US Operations, Ballard Power Corporation. “We have the workforce in place at Lowell that will allow us to meet Buy America requirements and thereby facilitate our customers’ access to related funding. This will expand our set of addressable business opportunities in the U.S.”

Ballard’s Lowell, MA facility will continue to manufacture the Company’s FCvelocity®-HD6 fuel cell power modules for the U.S. market. The module delivers enhanced durability at a reduced cost, with improved efficiency and an industry leading 12,000 hour/five year warranty.

Highly-innovative, zero-emission fuel cell buses will play a critical role in the future of transit - preserving non-renewable energy sources, substantially reducing our environmental footprint and improving our quality of life.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

About BAE Systems
BAE Systems is a global defense, security, and aerospace company with approximately 107,000 employees worldwide. The company delivers a full range of products and services for air, land, and naval forces, as well as advanced electronics, security, information technology solutions, and customer support services. In 2009, BAE Systems reported sales of £22.4 billion (US $36.2 billion).

About Eldorado National
ElDorado National, a U.S. owned and operated company with over 450,000 square feet of bus manufacturing space, is a subsidiary of Thor Industries, Inc., a New York Stock Exchange listed company. Thor is the largest manufacturer of recreational vehicles and a leading builder of commercial buses. Thor has achieved an outstanding performance in its 30-year history. It is the only company in its two industries that has been profitable every year since its inception, has substantial cash and no debt. Annual sales are over $2.7 billion.

About SunLine Transit Agency
SunLine Transit Agency is a joint powers authority formed in 1977 to operate the Coachella Valley’s public transportation system. Its vehicles travel more than 21 million passenger miles per year, covering 536 bus stops located throughout a 1,120 mile-service area. SunLine offers fixed route bus service and curb-to-curb paratransit for the mobility impaired.

About CALSTART
CALSTART, the nation’s leading nonprofit consortium of clean transportation technology companies, is a unique member organization dedicated to the growth of a clean transportation technologies industry that will create high-quality jobs, clean the air, reduce dependence on foreign oil, and reduce global warming emissions.

This release contains forward-looking statements concerning eligibility for government funding, business opportunities and product performance. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation

Further Information
Media: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com